SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

OmniVision Technologies, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

682128103

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Shaw Hong

President and Chief Executive Officer

OmniVision Technologies, Inc.

4275 Burton Drive,

Santa Clara, California 95054

(408) 567-3000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Chris Fennell, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304-1050 (650) 493-9300	Y. Vicky Chou Vice President of Global Management and General Counsel OmniVision Technologies, Inc. 4275 Burton Drive Santa Clara, CA 95054 (408) 567-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$12,646,072	$705.65

*                                         Calculated solely for purposes of determining the filing fee.  This amount assumes that options to purchase 3,813,379 shares of common stock of OmniVision Technologies, Inc. having an aggregate value of $12,646,072 as of November 11, 2009 will be exchanged or cancelled pursuant to this offer.  The aggregate value of such securities was calculated based on the Black-Scholes option pricing model.  The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of this transaction.

☒     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$705.65
Form or Registration No.:	Schedule TO-1.
Filing party:	OmniVision Technologies, Inc.
Date filed:	November 18, 2009.

☐       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐       third party tender offer subject to Rule 14d-1.

☒     issuer tender offer subject to Rule 13e-4.

☐       going-private transaction subject to Rule 13e-3.

☐       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (“Amendment No. 1”) amends and supplements that certain Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the United States Securities and Exchange Commission on November 18, 2009 by OmniVision Technologies, Inc., a Delaware corporation (“OmniVision” or the “Company”).  This Amendment No. 1 is filed to incorporate by reference the Company’s interim financial statements for the quarterly period ended on October 31, 2009 and to make certain other changes, all as set forth in this Amendment No. 1.

Only those items amended are reported in this Amendment No. 1.  Except as specifically provided in this Amendment No. 1, the information contained in the Schedule TO remains unchanged.

Item 10.                Financial Statements.

Item 10(a) of the Schedule TO is hereby amended and restated as follows:

(a)               Financial Information.

The information set forth in Schedule B to the Offer to Exchange and in the sections of the Offer to Exchange under the captions “The Offer” titled “Financial statements” and “The Offer” titled “Additional information” is incorporated herein by reference.  The Company’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission (the “SEC”) on July 1, 2009, and the Quarterly Report on Form 10-Q, as filed with the SEC on December 10, 2009, are incorporated by reference herein and can be accessed electronically on the SEC’s website at http://www.sec.gov.

Item 12.                Exhibits.

Item 12 of the Schedule TO is hereby amended to amend and supplement the following exhibit:

(a)(1)(A)                                                  Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated November 18, 2009 and as amended and restated on December 11, 2009.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No.1 to the Schedule TO is true, complete and correct.

OMNIVISION TECHNOLOGIES, INC.

/s/ SHAW HONG
Shaw Hong
President and Chief Executive Officer

Date: December 11, 2009

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INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated November 18, 2009 and as amended and restated on December 11, 2009.

(a)(1)(B)*	Memorandum to All Eligible Employees from Shaw Hong, dated November 18, 2009.

(a)(1)(C)*	Election Form.

(a)(1)(D)*	Withdrawal Form.

(a)(1)(E)*	Form of Confirmation E-Mail of Receipt of Election or Withdrawal Form.

(a)(1)(F)*	Form of Reminder E-Mails.

(a)(1)(G)*	Notice to Eligible Employees Regarding Expiration of Offer Period.

(a)(1)(H)*	Screen Shots of Offer Website to Eligible Employees other than Residents of China or Taiwan.

(a)(1)(I)*	Screen Shots of Offer Website to Eligible Employees in China or Taiwan.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)*

The Company’s 2000 Stock Plan and form of option agreement, incorporated herein by reference to the Company’s Registration on Form S-1, as filed with the Commission on July 13, 2000, File No. 333-31926.

(d)(2)*

The Company’s 2007 Equity Incentive Plan, as amended on July 30, 2009, incorporated herein by reference to the Company’s Schedule 14A, as filed with the Commission on July 31, 2009, File No. 000-29939.

(d)(3)*

Form of Restricted Stock Unit Agreement (Global) under the 2007 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.29 of the Company’s Annual Report on From 10-K for the period ended April 30, 2008, as filed with the Commission on June 30, 2008, File No. 000-29939.

(d)(4)*

Form of Restricted Stock Unit Agreement (Net Issuance) under the 2007 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.30 of the Company’s Annual Report on From 10-K for the period ended April 30, 2008, as filed with the Commission on June 30, 2008, File No. 000-29939.

(d)(5)*

Form of Restricted Stock Unit Agreement (China) and Addenda for certain other foreign jurisdictions under the 2007 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.31 of the Company’s Annual Report on From 10-K for the period ended April 30, 2008, as filed with the Commission on June 30, 2008, File No. 000-29939.

(d)(6)*	UK Addendum to the 2007 Equity Incentive Plan.

(e)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

* Previously filed with the Schedule TO on November 18, 2009.

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